Exhibit 4

MANAGERIAL AGREEMENT

MANAGERIAL AGREEMENT (this “Agreement”), effective as of May 14, 2015 between FLAGSHIP VENTURES MANAGEMENT, INC., a Delaware corporation (“Flagship”), and Foghorn Therapeutics, Inc., a Delaware corporation (the “Company”), each a “Party” and collectively, “Parties”.

RECITALS:

WHEREAS, Flagship is a founder of the Company,

WHEREAS, Flagship and Company agree to manage certain Company functions on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants expressed herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1. Management Functions. Flagship will provide or arrange to provide Company with certain management functions as set forth on Schedule 1.0 attached hereto (the “Management Functions”). The Management Functions to be rendered by Flagship shall include assistance within the areas of expertise of Flagship. Such Management Functions will be provided by Flagship at reasonable times and upon reasonable notice, as mutually agreed, on an “as-needed” basis. The list of Management Functions set forth on Schedule 1.0 may be amended by mutual agreement of the parties from time to time. In performing the Management Functions hereunder, Flagship will use the same degree of skill and care that it uses in connection with its own work. Flagship will furnish the labor, supervision, services, facilities, supplies and materials necessary to perform the Management Functions set forth on Schedule 1.0. In addition, the parties will enter into the License for office space attached as Exhibit A.

2. Compensation. The Company will reimburse Flagship, on a monthly basis, an amount based on Flagship’s fully-burdened direct and indirect costs of providing the Management Functions. This amount shall be calculated based upon the percentage of time spent by Flagship’s employees in the provision of such Management Functions. In the case of items in Section 2 of Schedule 1.0, the Company will reimburse Flagship for the person listed plus a pro-rated portion of that person’s benefits. It is understood and agreed that the services rendered by any employee of Flagship in his/her capacity as a member of the Board of Directors, or in a non-operating capacity as a strategic advisor, of Company (other than direct out-of-pocket expenses) will not be subject to the compensation provision of this Section. In addition, Company shall reimburse Flagship for all direct out-of-pocket fees and expenses actually incurred by Flagship in connection with providing or arranging for the provision of the Management Functions. Flagship’s expenditures in performing the Management Functions shall be determined using Flagship’s internal financial and accounting systems. Direct costs shall be allocated on a reasonable and consistent basis. Allocation of all indirect costs, including general and administrative costs, will be made by Flagship on a reasonable basis consistent with Flagship’s regular internal cost accounting system.

3. Term and Termination. This Agreement shall continue in effect for 5 years commencing on the Effective Date. This agreement is renewable once for a subsequent 5 year term upon written agreement of both Parties. This Agreement may be terminated by Flagship upon 30 days prior written notice, or upon mutual written consent. Such termination shall not affect any Company’s obligation to pay any unpaid consideration accrued prior to the effective date of termination pursuant to Section 2 above. In addition, Sections 5, 6, 7, 8, 9, 10, 11, 12 and 14 shall survive termination of this Agreement.

4. Time Commitment; Other Professionals and Consultants; Subcontractors.

(a) Flagship shall devote such time and effort to the performance of Management Functions as may be necessary or appropriate to fulfill its duties as described in Section 1; provided, however, it is specifically understood and agreed by Company that Flagship shall not be required to devote itself, on a full time basis, to the provision of such Management Functions.

(b) Company acknowledges and agrees that, in performing the Management Functions, Flagship may, and is hereby authorized to, arrange for and coordinate the services of other professionals and consultants or otherwise collaborate with other persons, including, without limitation, affiliates of Flagship or other third parties, to provide assistance in carrying out the Management Functions.

(c) Flagship, in its sole discretion, may subcontract all or any portion of Management Functions hereunder to third parties.

5. Reports; Billing. Each month or quarter during the term of this Agreement Flagship shall provide to Company an invoice setting forth in reasonable detail a summary of the Management Functions performed during such month or quarter, and containing a statement of the total costs incurred to provide the Management Functions during such month or quarter. Company agrees to pay all such invoices promptly and in any event within 30 days following Company’s receipt thereof.

6. Limitation of Liability. Company agrees that none of Flagship and its affiliates and their respective equity-holders, managers, directors, officers, employees, consultants, subcontractors and agents (each, a “Flagship Indemnified Person”) shall have any liability, whether direct or indirect, in contract or tort or otherwise, to Company for or in connection with the Management Functions rendered or to be rendered by any Flagship Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any Flagship Indemnified Person’s actions or inactions in connection with any such Management Functions or transactions, except for-damages which have resulted from such Flagship Indemnified Person’s gross negligence or willful misconduct in connection with any such Management Functions, actions or inactions, or from the material breach of this Agreement by Flagship or any Flagship Indemnified Person. NEITHER PARTY TO THIS AGREEMENT SHALL BE ENTITLED TO RECOVER FROM THE OTHER ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL, MULTIPLE OR PUNITIVE DAMAGES.

7. Indemnification of Flagship by Company. Company agrees to indemnify and hold harmless each Flagship Indemnified Person from and against any damages, and to reimburse each Flagship Indemnified Person for all reasonable expenses as they are incurred in investigating, preparing, pursuing, or defending any claim, action, proceeding, or investigation, whether or not in connection with pending or threatened litigation and whether or not any Flagship Indemnified Person is a party (collectively, “Actions”), arising out of or in connection with Management Functions rendered or to be rendered by any Flagship Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any Flagship Indemnified Person’s actions or inactions in connection with any such Management Functions or transactions; provided that Company will not be responsible for any damages of any Flagship Indemnified Person that have resulted from such Flagship Indemnified Person’s gross negligence or willful misconduct in connection with any of such Management Functions, actions or inactions referred to above, or from the material breach of this Agreement by Flagship or any Flagship Indemnified Person.

8. Rights to Intellectual Property. All right, title and interest in and to any idea, invention, modification, discovery, design, development, improvement, process, molecule, organism, software program, work of authorship, documentation, formula, data, technique, know-how, trade secret or other intellectual property whatsoever and any patent, trademark, copyright or other intellectual property right or any interest therein (whether or not patentable or registrable under copyright, trademark or similar statutes, or subject to analogous protection) (“Developments”) which (a) are acquired or developed solely pursuant to Management Functions provided under this Agreement, and (b) are not Improvements as defined in any current or future patent license agreement between the Parties, shall be the exclusive property of and are hereby assigned to Company. Flagship agrees to cooperate with Company and will take all reasonable measures and execute all documents as are necessary or desirable in order to assign ownership of all Developments to Company and to perfect title in and to all Developments in the sole and exclusive name of Company anywhere in the world at the request and expense of Company. As the sole owner of all Developments, Company shall have the sole and exclusive right to control the filing, prosecution, maintenance and enforcement of all patent, copyright, trademark and other intellectual property rights directed thereto throughout the world.

9. Legal representation. With regard to Management Functions related to legal advice (and not in limitation of the general principles set forth in Section 1), including legal advice related to Company intellectual property and agreements, Company acknowledges that Flagship counsel will be directed to provide advice to Company under this Agreement in furtherance of Flagship’s interest in building strong intellectual property protection for Company’s business and that Flagship counsel will act in accordance with furthering such interests when working directly with Company. However, Company acknowledges that: (a) Company is not itself a client of Flagship counsel, (b) Flagship counsel is not an employee of Company, and (c) Flagship counsel may have duties and obligations to Flagship whose interests may conflict with interests of Company. In the unlikely event that Flagship and Company’s interests in building strong intellectual property protection for Company’s business diverge, Company acknowledges that

Flagship counsel will continue to represent Flagship and will no longer provide advice to Company. Flagship acknowledges that Company is free to retain its own counsel to provide legal services, including intellectual property services, at any time. To the extent a conflict of interest exists between the Company and Flagship, the Company hereby agrees to waive, and will not object to, any such conflict of interest. Company and Flagship acknowledge and agree that they have a common interest in the success of the Company generally and, more specifically, in creating, protecting and defending the Company’s intellectual property. In furtherance of that common interest, Company and Flagship shall execute, contemporaneously with the execution of this Agreement, the Common Interest Agreement in the form attached hereto as Exhibit B.

10. Confidentiality.

(a) A party to this Agreement receiving Confidential Information from the other party shall maintain the confidential and proprietary status of such Confidential Information, and use commercially reasonable efforts to ensure that such Confidential Information is used only for those purposes specifically authorized herein; provided, however, that such restriction shall not apply to any Confidential Information which is (i) independently developed by the receiving party outside the scope of this Agreement, (ii) in the public domain at the time of its receipt or thereafter becomes part of the public domain through no fault of the receiving party,

(iii) received without an obligation of confidentiality from a third party having the right to disclose such information, (iv) released from the restrictions of this Section 10 by the express written consent of the disclosing party, (v) disclosed to any permitted assignee or permitted sublicensee of Flagship or Company hereunder ( if such assignee or sublicensee is subject to the provisions of this Section 10 or substantially similar provisions) or (vi) required by law, statute, rule or court order to be disclosed (the disclosing party shall, however, use commercially reasonable efforts to obtain confidential treatment of any such disclosure).

(b) For the purposes of this Section 10, “Confidential Information” shall mean with respect to either party any confidential information (whether or not reduced to writing or other medium), concerning the organization, business or finances of such party or of any third party which such party is under an obligation to keep confidential, including, but not limited to, trade secrets or confidential information respecting inventions, products, designs, methods, know-how, techniques, systems, processes, software programs, algorithms, formulae, molecular structures or sequences, customer lists, projects, plans and proposals.

11. Relationship of Parties. Nothing contained in this Agreement is intended or is to be construed to constitute Flagship and Company as partners or Flagship as an employee of Company. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement or undertaking with any third party.

12. Successors and Assigns. The terms and provisions of this Agreement shall inure to the benefit of, and be binding upon, Flagship, Company, and their respective successors and assigns. Any reference to Flagship or Company hereunder shall be deemed to include the successor thereto and assigns thereof.

13. Amendments. No amendment, modification, waiver, termination or discharge of any provision of this neither Agreement, nor consent to any departure by Flagship or Company therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflict of laws of such Commonwealth.

15. Severability. If any provision hereof should be held invalid, illegal or unenforceable in any respect in any jurisdiction, then, to the fullest extent permitted by law, (a) all other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the parties hereto as nearly as may be possible and (b) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction. To the extent permitted by applicable law, Flagship and Company hereby waive any provision of law that would render any provision hereof prohibited or unenforceable in any respect.

16. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which counterparts, taken together, shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Managerial Agreement to be duly executed under seal and delivered as of the date first above written.

FLAGSHIP VENTURES MANAGEMENT, INC.

By:	/s/ Charles Carelli
Name:	Charles Carelli
Title:	CFO

Sigilon, Inc.

By:	/s/ Douglas Cole
Name:	Douglas Cole
Title:	President

Schedule 1.0

Management Functions

1.	Management to be provided by Flagship for benefit of Company:

A.	Financial

Central Accounting

Financial Reporting

Treasury Purchasing

B.	Human Resources

Payroll processing

Human Resources representation Recruiting

Employee benefit administration

C.	Legal and Intellectual Property

Patent portfolio development and management

Freedom-to-Operate analysis

Review of and advice related to housekeeping agreements and licenses

D.	General Consulting

E.	IT and Other

Information Technology management

Facilities (including telephone, internet connection, and network management)

Reception

2.	General Management and Strategic Advice:

General Management and Strategic Advice fees are calculated, billed and approved on a monthly basis.

APPENDIX A

[license for office space]

APPENDIX B

COMMUNITY OF LEGAL INTEREST AGREEMENT

This Community of Legal Interest Agreement (the “Agreement”) effective as of May 14, 2015 (“Effective Date”) by and among Flagship Ventures Management, Inc., having an address at 1 Memorial Drive, 7th FI., Cambridge, MA 02142 (“Flagship”) and Sigilon, Inc., having an address at 1 Memorial Drive, 7th Fl., Cambridge, MA 02142 (“Sigilon”), each a “Party” and collectively, the “Parties” to this Agreement.

WHEREAS, Flagship has founded Sigilon,

WHEREAS, Sigilon is a company in the business of developing treatments for disease using encapsulated call therapy.

WHEREAS, Flagship and Sigilon will engage in discussions related to Sigilon’s intellectual property, freedom-to-operate, and certain agreements (“Discussions”), and in the course of the Discussions, there have been and are expected to be communications between the Parties and their counsel to which attorney-client privilege, work product immunity, joint defense doctrine, or similar doctrines apply (“Privileged Communications”),

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	Recognition of Common Interest.

The Parties recognize that their interests are aligned as follows:

(I)

The Parties have an identical and common interest in in the success of Sigilon generally and, more specifically, in creating, protecting and defending Sigilon’s intellectual property and any Flagship intellectual property that may be assigned or licensed to Sigilon.

(2)	The Parties have an identical and common interest in ensuring that Sigilon’s work does not infringe any valid and enforceable 3d party patents.

(3)

The Parties have an identical and common interest in defending against claims for patent infringement related to Sigilon’s work and against any patent challenge to Sigilon’s intellectual property or to any Flagship intellectual property that may be assigned or licensed to Sigilon.

For at least these reasons, the Parties have an identical and common interest.

2.	Community of Legal Interest.

The Parties hereby agree, and hereby reaffirm that a community of legal interest exists between the Parties related to the Discussions, including in particular Discussions related to legal and intellectual property matters under the Managerial Agreement between the Parties dated May 14, 2015(the “Managerial Agreement”), and have concluded that the exchange of information, mental impressions, strategy, memoranda, written and verbal communications relating to Discussions is necessary. Any information exchanged in Privileged Communications relating to the Discussions, including the fact of such exchange, whether prior or subsequent to the Effective Date, will be “Covered Information” that is subject to the community of legal interest and that is, to the broadest extent applicable and legally permissible, protected by the attorney-client privilege, the joint defense privilege, the common interest privilege, the work product protection, and/or other applicable privileges, immunities and related doctrines (collectively, “Privileges”). It is the Parties’ intent to preserve and maintain all Privileges, and no communication between the Parties regarding Covered Information will be construed or interpreted as a waiver by any Party of any such Privilege.

Information exchanged between the Parties under this agreement is to be provided solely for the use of the Parties in connection with the common interest of the Parties, and is to be used by the Parties solely in connection with the common interest.

3.	Preserving Privilege.

Each Party agrees to use commercially reasonable efforts to ensure that the confidentiality of Covered Information is maintained at all times, and that no disclosure is made and no action is taken that would compromise or waive any Privilege applicable to such Covered Information without the prior written consent of the other Party. Each Party agrees to keep confidential this Agreement, its terms and the fact of any exchange of Covered Information hereunder, unless disclosure is required by legal process or to support a claim of privilege or other protection from disclosure.

The Parties agree that any disclosure, including inadvertent disclosure, of Covered Information that is not authorized by the terms of this Agreement shall not be deemed a waiver of any Privilege, of any Party hereto. In the event such unauthorized disclosure is nevertheless found to be a waiver, it shall be considered a waiver only as to the information disclosed, and shall not be deemed a general waiver as to the subject matter to which the disclosed information relates. In the event of disclosure of any Covered Information not permitted by this Agreement, the Party and/or counsel responsible for causing the disclosure agree to immediately notify the Party that provided any such material about the disclosure and the Parties shall cooperate to restore the confidentiality, privilege or immunity to that disclosed material, including retrieval of all copies, if possible.

4.	Independent Counsel.

The Parties understand and hereby acknowledge that each Party is represented only by its own counsel and that, although each counsel has a duty to preserve the Privileges applicable to the Covered Information received from the other Parties, each counsel will be acting as counsel only for its client and will owe a duty of loyalty only to its own client. No provision of this Agreement will be construed to defeat the attorney-client privilege and/or work product protection between a Party and its respective counsel, and no provision of this Agreement will be construed to create an attorney-client relationship between a Party and the counsel for any other Party. Neither this Agreement nor the exchange of Covered Information will be grounds for seeking the disqualification, now or in the future, of any counsel to a Party. The fact that any counsel to a Party has had access to or used Covered Information, or has acted for its respective Party, will not in any way preclude that counsel (or that counsel’s firm) from representing any interest that may be construed to be adverse to the other Parties, or used as a basis for seeking to disqualify that counsel (or counsel’s firm) from representing its respective Party. By entering into this Agreement, each Party hereby waives any right it may otherwise have to seek the disqualification of counsel (or counsel’s firm) in any matter based upon activities undertaken pursuant to this Agreement.

5.	Withdrawal of a Party and Termination of this Agreement.

Each Party is free to withdraw prospectively (but not retroactively) from this Agreement, upon prior written notice to the other Party or upon termination of the Operations Agreement, but after any such withdrawal, the obligation of each Party to maintain the Privileges applicable to the Covered Information received from the other Parties, and to take no action contrary thereto, will remain in full force and effect and will continue to protect all such Covered Information.

6.	Successors and Assigns,,

Each Party commits and represents to the other Party that it has full and final authority to execute this Agreement, and that no further action of the Party, its management, board of directors, or shareholders is necessary to make this Agreement a valid and binding obligation of the Party. This Agreement shall be binding upon the successors and assigns of the Parties. No Party may assign any of the rights contained herein without the prior written consent of all Parties to the Agreement. ·

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed by its duly authorized representative.

FLAGSHIP VENTURES MANAGEMENT INC.		Sigilon, Inc.

By:	/s/ Charles Carelli	By:	/s/ Douglas Cole
Name:	Charles Carelli	Name:	Douglas Cole
Title:	CFO	Title:	President
Date:	5/14/15	Date:	5/14/15